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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Arbinet-thexchange, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03875 P100
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03875 P100

1	NAMES OF REPORTING PERSONS: KAREN SINGER

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,429,599

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,429,599

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,429,599

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.44%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 4
Introduction
This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of Karen Singer, dated March 16, 2007, as first amended on March 20, 2007, as second amended on April 3, 2007, and as further amended on May 8, 2007 (the “Statement”), relating to the common stock (the “Common Stock”) of Arbinet—thexchange, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $13,345,764.
Item 4. Purpose of the Transaction.
Items 4 of the Statement is hereby amended and restated in its entirety as follows:
     The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. Ms. Singer has decided that it would be in her best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Issuer, including discussion with the Issuer regarding nominations of candidates for election to the Board of Directors of the Issuer. On June 18, 2007, Ms. Singer submitted a letter to the Board of Directors (the “Letter”) stating that although she is disappointed by the fact the Special Committee’s exploration of strategic alternatives to enhance shareholder value produced no beneficial results, she is encouraged by the Board of Directors’ steps towards giving the Issuer a new direction that will help renew its growth and profitability. Additionally, the Letter states that Ms. Singer and her advisors are hopeful that Issuer’s willingness to work with them regarding the appointment of new directors will ultimately turn the Issuer in right direction and yield valuations which truly reflect the Issuer’s value. The Letter is filed as Exhibit 99.1 to this Amendment No. 4 to Schedule 13D/A. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.
Items 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 2,429,599 shares of common stock of the Issuer as trustee of the Trust, comprising approximately 9.44% of the outstanding shares of common stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of common stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transactions in shares of common stock of the Issuer on the open market since Amendment No. 3 to the statement Schedule 13D filed on May 8, 2007:

Transaction	Trade date	No. of Shares	Price/share
Purchase	5/8/2007	12,300	6.1975
Purchase	5/9/2007	16,574	5.9809
Purchase	5/10/2007	27,600	5.9517
Purchase	5/15/2007	200	5.9500
Purchase	5/16/2007	10,100	5.9401

Transaction	Trade date	No. of Shares	Price/share
Purchase	5/22/2007	500	6.0000
Purchase	5/25/2007	9,600	5.9490
Purchase	5/29/2007	62,500	5.9500
Purchase	6/1/2007	400	5.8825
Purchase	6/14/2007	377,000	5.7000
Purchase	6/18/2007	100,000	5.8000
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
  Exhibit 99.1 — Letter from Karen Singer to the Issuer, dated June 18, 2007
SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2007

/s/ Karen Singer

Karen Singer